TUSCANY MINERALS, LTD.

780 – 333 Seymour Street

Vancouver, British Columbia V6B 5A6

Telephone: (604) 909-0313

June 4, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Division of Corporation Finance

Dear Sirs:

Re: Tuscany Minerals, Ltd. (the “Company”) Registration Statement on Form S-4/A Filed May 26, 2009 SEC File Number: 333-158511

                              In connection with the Company’s Registration Statement on Form S-4/A, the Company hereby requests acceleration of the effective date of the Registration Statement to 10:00 a.m. (EDT) Friday, June 5, 2009 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that
•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,
TUSCANY MINERALS, LTD.
/s/ J. Stephen Barley
Per:	J. Stephen Barley

Director, Secretary, Treasurer and Chief Financial Officer